NUZEE, INC.

16955 Via Del Campo, Suite 260

San Diego, CA 92127

August 12, 2013

Ms. Jennifer Lopez Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549	Via Edgar Only

Re:       NuZee, Inc.

            Form 8-K/A1 filed on July 5, 2013

Dear Ms. Lopez:

NuZee, Inc. (the "Company") hereby submits responses to comments and questions raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter dated July 18, 2013 (the “Comment Letter”) relating to the Company’s Current Report as amended on Form 8-K/A filed on July 5, 2013 ("Form 8-K/A1").

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Form 8-K ("Form 8-K/A2").  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

Risk Factors, page 10

1.                  We have reviewed your response to comment 13 in our letter dated May 24, 2013 and note that the working capital balance disclosed on page 11 still does not agree to any periods presented in your financial statements. Please ensure that this amount agrees to the most recent balance sheet provided in the filing. Please also make it clear from this risk factor the period which such amounts relate. We also note that your cumulative net loss figure disclosed in this risk factor has not been updated to reflect financial results through March 31, 2013.

Response

The Company has updated the Risk Factor so that the working capital balance agrees with the figure in the most recent balance sheet.

Directors and Executive Offices, page 19

2.                  Please revise Mr. Hagopian’s biographical information to remove editorial comments and adjectives that could be construed as puffing, and limit the biographical information to basic descriptions of places, dates and positions of employment rather than subjective descriptions and discussions of accomplishments. In this regard, we note your disclosure that Mr. Hagopian is a “noted” industry speaker.

Response

The Company has made the requested revisions.

Certain Relationships and Related Transactions and Director Independence, page 25

3.                  We note your response to comment 4 of our letter dated May 24, 2013 that you will file the agreement between your Company’s beverage architect and Point Blank Beverages, Inc. Please revise to provide the information required by Item 404 of Regulation S-K. In this regard, we note your disclosure on page 17 that Point Blank Beverages, Inc. is one of your beneficial owners.

Response

In September 2012, NuZee Co., Ltd. acquired all of the intellectual property and proprietary property owned by Point Blank Beverage, Inc. (“PBB”), which included the proprietary formula for the energy beverage we now produce and market under the name “Torque” as well as the agreement with the beverage architect, Flavorman.  Since then, the Company has carried on business directly with Flavorman.  PBB does not receive any direct benefit from our business with Flavorman.  Under the circumstances, the Company does not consider this to be a related party transaction.

Exhibit 99.01 Audited Financial Statements for Nuzee Co., Ltd.

Report of Independent Registered Public Accounting Firm, page F-1

4.                  We have reviewed your response to comment 30 in our letter dated May 24, 2013.  We note that you continue to disclose on page 11 that your auditor has expressed substantial doubt about your ability to continue as a going concern.  While your auditors have issued an explanatory paragraph in their audit report indicating that the financial statements have been prepared assuming that you will continue as a going concern, the paragraph does not indicate that there is “substantial doubt” about your ability to continue as a going concern; see AU 341.12 of the PCAOB Standards.  Please also note that an explanatory paragraph should only be added to your audit report if there is substantial doubt about your ability to continue as a going concern.  If your auditors believe that substantial doubt about your ability to continue as a going concern has been alleviated, please have them consider the disclosure contained in AU 341.11 of the PCAOB Standards.

Response

The Company’s auditors have revised their audit report to include the term “substantial doubt.”

Statements of Cash Flows, page F-5

5.                  We have reviewed your response to comment 31 in our letter dated May 24, 2013.  As previously requested, please quantify for us the extent to which your inventory impairments related to inventory purchased from related parties.

Response

100% of the inventory impairments are related to inventory purchased from related parties.

Exhibit 99.04 Unaudited Interim Financial Statements for Nuzee Co., Ltd.

3. Related Party Transactions, page F-4

6.                  We have reviewed your response to comment 35 in our letter dated May 24, 2013.  Please further clarify for us the nature of the in-transit inventory contingent liability and the reasons why it was necessary to record this liability at December 31, 2012.  Please also explain why it appears the contingent liability exactly offsets the $139,661 related party receivable and clarify the relationship of the receivable to the contingent liability.  To facilitate our understanding, provide us with the journal entries you recorded related to these transactions. Please also tell us where you classify the liability on your most recent balance sheet.  Please be thorough in your response as the accounting is unclear.

Response

NuZee made a purchase commitment to a related party for skin care products in the amount of $173,438.  The agreement called for NuZee to make a deposit of $139,661, and the following journal entry was recorded:

Debit   Deposit                                    $139,661

Credit  Cash                                        $139,661

Subsequent to this, the management of NuZee decided to refocus on other products and  considered discontinuing efforts in the skin care segment.  The purchase commitment mentioned above did not allow for cancellations.  NuZee evaluated the commitment and determined that the estimated net realizable value of these products was zero considering lack of a distribution outlet for this product line and the shelf life of the product.  The following journal entry was recorded:

Debit   Cost of Goods Sold                                         $173,438

Credit  Loss Reserve/Purchase Commitment              $173,438

NuZee closed the December 31, 2012 financials with the above entries included.  Subsequent to the issuance of the December 31, 2012 financials, the counterparty to the purchase commitment contacted NuZee and indicated that the products had been damaged by the transit company, as they stored the products at negative 20 Celsius and they should have been stored at positive 20 Celsius.  This rendered the products unusable for sale in the United States and NuZee cancelled the order based on non-performance.  At that point in time the following entry was made to reverse the reserve:

Credit Cost of Goods Sold                                         $173,438

Debit  Loss Reserve/Purchase Commitment               $173,438

Additionally, the purchase deposit was renamed Related Party receivable.  To avoid having the reserve in one quarter and the reversal in the following quarter, the reversal was recorded with the original accounting date, so there is no P&L effect on the NuZee results of operation for the quarter ending March 31, 2013.

Exhibit 99.05 Pro Forma Consolidated Financial Statements

7.                  We have reviewed your response to comment 36 in our letter dated May 24, 2013.  As previously requested, please present annual pro forma financial statements using Nuzee’s September 30, 2012 financial reporting period. See Rule 11-02(c) of Regulation S-X.

Response

As requested, the Company has  provided annual Pro Forma using Nuzee’s September 30, 2013 financial reporting period.

COMPANY ACKNOWLEDGMENT

In filing these responses and the Form 8-K/A, the Company acknowledges that:

•       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact either myself or the Company's legal counsel, Karen Batcher, if you have any further questions or require additional information.  Ms. Batcher can be reached by telephone at 619.475.7882, or by email at kbatcher@synergenlaw.com.

                                                                                    NUZEE, INC.

                                                                                    /s/  Craig Hagopian

                                                                                    Craig Hagopian, President